UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

DOMINION ENERGY MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Carlos M. Brown

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of reporting persons Dominion Energy, Inc. I.R.S. identification nos. of above persons (entities only) 54-1229715
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 167,324,562[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 167,324,562[1]

11	Aggregate amount beneficially owned by each reporting person 167,324,562[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 100.0%[2]
14	Type of reporting person CO

1.

Includes 133,992,641 common units representing limited partner interests (“Common Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”). Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Energy, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by Dominion Energy Midstream GP, LLC (“GP”). Cove Point owns all of the membership interests in GP and Dominion owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by GP.

Includes 6,656,839 Common Units held directly by QPC Holding Company (“QPC Holdco”). Dominion Energy Questar Corporation (“Dominion Questar”) owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. Accordingly, Dominion may be deemed to indirectly beneficially own all of the Common Units directly held by QPC Holdco.

2.	Based upon 167,324,562 Common Units outstanding as of January 28, 2019, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Cove Point, Inc. I.R.S. identification nos. of above persons (entities only) 81-0571791
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 160,667,723[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 160,667,723[1]

11	Aggregate amount beneficially owned by each reporting person 160,667,723[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 96.0%[2]
14	Type of reporting person CO

1.

Includes 133,992,641 Common Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by GP. Cove Point owns all of the membership interests in GP. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by GP.

2.	Based upon 167,324,562 Common Units outstanding as of January 28, 2019, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion MLP Holding Company, LLC I.R.S. identification nos. of above persons (entities only) 46-5165270
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 133,992,641[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 133,992,641[1]

11	Aggregate amount beneficially owned by each reporting person 133,992,641[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 80.1%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 133,992,641 Common Units in the Issuer held directly by Holdco.
2.	Based upon 167,324,562 Common Units outstanding as of January 28, 2019, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Midstream GP, LLC I.R.S. identification nos. of above persons (entities only) 46-5148150
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 26,675,082[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 26,675,082[1]

11	Aggregate amount beneficially owned by each reporting person 26,675,082[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 15.9%[2]
14	Type of reporting person CO

1.	Includes 26,675,082 Common Units in the Issuer held directly by GP.
2.	Based upon 167,324,562 Common Units outstanding as of January 28, 2019, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Questar Corporation I.R.S. identification nos. of above persons (entities only) 87-0407509
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]

11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 4.0%[2]
14	Type of reporting person CO

1.

Includes 6,656,839 Common Units in the Issuer held directly by QPC Holdco. Dominion Questar owns all of the common stock of QPC Holdco. Accordingly, Dominion Questar may be deemed to indirectly beneficially own the Common Units held by QPC Holdco.

2.	Based upon 167,324,562 Common Units outstanding as of January 28, 2019, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons QPC Holding Company I.R.S. identification nos. of above persons (entities only) 81-3649530
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]

11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 4.0%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units held directly by QPC Holdco.
2.	Based upon 167,324,562 Common Units outstanding as of January 28, 2019, such numbers having been provided to the filing persons by the Issuer.

Note: This Amendment No. 7 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 2, 2015 and subsequently amended on October 6, 2015, January 29, 2016, December 1, 2016, July 9, 2018, September 21, 2018 and November 28, 2018. Capitalized terms used in this Amendment No. 7 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

The information previously provided in response to this Item 2 is hereby amended and supplemented as follows:

As a result of the Merger (as defined below), the executive officers and directors of the Reporting Persons (the “Listed Persons”) ceased to beneficially own any Common Units (as defined below).

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Listed Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Listed Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

The information previously provided in response to this Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On January 28, 2019, pursuant to that certain Agreement and Plan of Merger, dated as of November 26, 2018 (the “Merger Agreement”), by and among Dominion Energy, Inc. (“Dominion Energy”), Tredegar Street Merger Sub, LLC, an indirect, wholly owned subsidiary of Dominion Energy (“Merger Sub”), Dominion Energy Midstream Partners, LP (“Dominion Energy Midstream”) and Dominion Energy Midstream GP, LLC, the general partner of Dominion Energy Midstream (the “General Partner”), Dominion Energy Midstream completed its previously announced merger with Merger Sub, whereby Merger Sub merged with and into Dominion Energy Midstream with Dominion Energy Midstream surviving as an indirect, wholly owned subsidiary of Dominion Energy (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (i) each issued and outstanding common unit representing limited partner interests of Dominion Energy Midstream (a “Common Unit”), other than any Common Unit held directly or indirectly by Dominion Energy, was cancelled and converted into the right to receive 0.2492 shares of Dominion Energy common stock, without par value (the “Merger Consideration”), and (ii) the membership interests of Merger Sub, which were held by Holdco, were converted into an aggregate number of Common Units equal to the number of Common Units that were converted into the Merger Consideration. As a result of the Merger, the Reporting Persons own all of the outstanding Common Units.

The foregoing description of the Merger Agreement and the Merger is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 hereto.

Item 5.	Interests in Securities of the Issuer.

Item 5(a) is hereby amended and supplemented as follows:

Items 11 and 13 of each Cover Page state the aggregate number and percentage of Common Units beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

Holdco is the record holder of 133,992,641 Common Units over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of Holdco and Dominion’s ownership of 100% of the common stock of Cove Point. GP is the record holder of 26,675,082 Common Units over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of GP and Dominion’s ownership of 100% of the common stock of Cove Point. QPC Holdco is the record holder of 6,656,839 Common Units over which it shares voting and dispositive power with Dominion Questar and Dominion due to Dominion Questar’s ownership of 100% of the common stock of QPC Holdco and Dominion’s ownership of 100% of the common stock of Dominion Questar.

As a result of the Merger, the Listed Persons ceased to beneficially own any Common Units.

Item 5(c) is hereby amended and supplemented as follows:

The information provided in Item 4 above is incorporated herein by reference.

Item 5(e) is hereby amended and restated as follows:

As a result of Common Units issued to Holdco upon completion of the Merger as described in Item 4 above, on January 28, 2019, QPC Holdco and Dominion Questar ceased to beneficially own more than five percent of the outstanding Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20th, 2019

DOMINION ENERGY, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer

DOMINION MLP HOLDING COMPANY, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer

DOMINION ENERGY MIDSTREAM GP, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer

DOMINION ENERGY QUESTAR CORPORATION a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer

QPC HOLDING COMPANY a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer